SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Global Sources Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

S. Nicholas Walker

Praia do Flamengo 278

Flamengo, Rio de Janeiro, Brazil

(818) 813-8413

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1.	Names of Reporting Persons. S. Nicholas Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2 (e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,150,149 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,150,149 (See Item 5).
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,149 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.99%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 23,911,787 shares of common stock of the Issuer outstanding as of April 28, 2016, as reported by the Issuer in its Proxy Statement for the annual meeting held on June 17, 2016.

CUSIP No. G 39300 101

1.	Names of Reporting Persons. York Lion, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,150,149 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,150,149 (See Item 5).
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,149 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.99%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 23,911,787 shares of common stock of the Issuer outstanding as of April 28, 2016, as reported by the Issuer in its Proxy Statement for the annual meeting held on June 17, 2016.

CUSIP No. G 39300 101

1.	Names of Reporting Persons. York GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2)(d) or 2 (e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power 2,150,149 (See Item 5).
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,150,149 (See Item 5).
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,150,149 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.99%(1) (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 23,911,787 shares of common stock of the Issuer outstanding as of April 28, 2016, as reported by the Issuer in its Proxy Statement for the annual meeting held on June 17, 2016.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value per share, of Global Sources Ltd. (the “Issuer”), a Bermuda corporation with principal offices located at Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by S. Nicholas Walker, York Lion, L.P., a Cayman Islands exempted limited partnership (“Lion L.P.”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”). S. Nicholas Walker, Lion L.P., and York GP are referred to collectively herein as the “Reporting Persons.”

(b) The principal business address of Mr. Walker is Praia do Flamengo 278, Flamengo, Rio de Janeiro, Brazil. The principal business address of each of Lion L.P. and York GP is Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands.

(c) The principal business of Mr. Walker is providing investment management services through York Asset Management Limited, a Cayman Islands exempted company, and affiliate entities. York Asset Management Limited’s principal business is providing investment management services and its address is Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands. The principal business of Lion L.P. is investing in equities. The principal business of York GP is to act as general partner of Lion L.P.

(d) No Reporting Person or person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Walker is a citizen of the United Kingdom.

Attached hereto as Schedule A is information required by clauses (a), (b), (c) and (f) of this Item 2 with respect to the directors of York GP, other than Mr. Walker, who is also a director of York GP.

Item 3.	Source and Amount of Funds or Other Consideration.

The gross investment costs (including commissions, if any) to acquire the 2,150,149 shares of common stock of the Issuer owned by Lion L.P. was approximately $12,894,686. The source of these funds was the working capital of Lion L.P.

Item 4.	Purpose of Transaction.

From time to time, the Reporting Persons have acquired beneficial ownership of common stock of the Issuer in the ordinary course of business for investment purposes, and have held such securities in such capacity. Although the Reporting Persons have previously reported their beneficial ownership of the Issuer on the short-form Schedule 13G, the implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility, the Reporting Persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G, thereby providing more expansive disclosure than may be necessary.

The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these analytical activities, one or more of the Reporting Persons may issue analysts reports and hold discussions with third parties or with management of the companies in which they invest, including the Issuer, in which the

Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) below of this Item 4, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures, and restructuring the company’s capitalization or dividend policy.

The Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and each Reporting Person reserves the right, subject to applicable law, to (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (ii) dispose of all or part of its holdings of the Issuer’s securities, (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described below in this Item 4, or (iv) change its intentions with respect to any or all of the matters referred to in this Item 4. The Reporting Persons’ decisions and actions with respect to such possibilities will depend on a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Issuer’s securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Subject to the foregoing, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Schedule 13D, may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure, including, but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

(i)	A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of common stock of the Issuer reported owned by each Reporting Person is based on 23,911,787 shares of common stock of the Issuer outstanding as of April 28, 2016, as reported by the Issuer in its Proxy Statement for the annual meeting held on June 17, 2016.

Lion L.P. beneficially owns 2,150,149 shares of common stock of the Issuer, constituting 8.99% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 2,150,149 shares of common stock of the Issuer, constituting 8.99% of the outstanding shares of common stock of the Issuer, by reason of its position as general partner of Lion L.P. Except to the extent of its position as general partner of Lion L.P., York GP disclaims beneficial ownership of such shares. Mr. Walker may be deemed to beneficially own 2,150,149 shares of common stock of the Issuer, constituting 8.99% of the outstanding shares of common stock of the Issuer, by reason of his position as the Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker owns a 10.08% interest in Lion L.P. and Mr. Walker’s IRA owns a 0.87% interest in Lion L.P. Mr. Walker is also a beneficiary of a trust which owns a 21.18% interest in Lion L.P. Except to the extent of his position as Managing Director of York GP (the general partner of Lion L.P.) and his interest in Lion L.P. and said IRA and said trust, Mr. Walker disclaims beneficial ownership of the shares of the Issuer beneficially owned by Lion L.P.

(b) Lion L.P. has sole voting and dispositive power with respect to the 2,150,149 shares of common stock of the Issuer beneficially owned by Lion L.P. By reason of its position as the general partner of Lion L.P., York GP may be deemed to have sole voting and dispositive power with respect to the 2,150,149 shares of common stock of the Issuer beneficially owned by Lion L.P. Mr. Walker may be deemed to have sole voting and dispositive power with respect to the 2,150,149 shares of common stock of the Issuer beneficially owned by Lion L.P. by reason of his position as Managing Director of York GP.

(c) Schedule B annexed hereto lists all transactions in the Issuer’s shares of common stock in the last sixty (60) days by the Reporting Persons, each of which was effected in the open market. To the knowledge of the Reporting Persons, no person listed on Schedule A hereto has effected a transaction in the Issuer’s shares of common stock in the last sixty (60) days.

(d) No person (including persons listed on Schedule A to this Schedule 13D) other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of common stock of the Issuer, except to the extent of such person’s position as director of an entity listed on Schedule A to this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, among the persons listed on Schedule A to this Schedule 13D, or between the Reporting Persons or the persons listed on Schedule A and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Power of Attorney of S. Nicholas Walker.

3.	Power of Attorney of York Lion, L.P.

4.	Power of Attorney of York GP, Ltd.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 3, 2016

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Schedule A

DIRECTORS OF YORK GP, LTD.

The following is a list of the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of York GP, Ltd., other than Mr. Walker, who is a director of York GP, Ltd.

Name; Business Address; Citizenship	Principal Occupation	Name, Principal Business and Address of Corporation or Other Organization in Which Employment is Conducted
Andrew Walker 44 Park View Pinner Middlesex HA5 4LN United Kingdom Citizen of the United Kingdom	Administrative Services	Ardbeck Limited, an administrative services company 44 Park View, Pinner, Middlesex HA5 4LN United Kingdom

Kai Tam 575 Madison Avenue New York, NY 10022 Citizen of the United States	Administrative Services	KMN Services Inc, an operations and administrative services company 575 Madison Avenue New York, NY 10022

Schedule B

TRANSACTIONS BY REPORTING PERSONS

IN SHARES OF COMMON STOCK OF THE ISSUER WITHIN THE PAST 60 DAYS

The following is a list of transactions in the Issuer’s common stock by Lion L.P. during the past sixty (60) days, all of which were stock purchases. Other than Lion L.P., none of the Reporting Persons effected any transactions in the Issuer’s common stock during such period.

Shares Purchased	Price Per Share	Date of Purchase
13,400	$8.0754	08/29/2016
5,000	$7.9936	08/30/2016
17,000	$8.0462	08/30/2016
1,000	$8.1898	08/31/2016
3,000	$8.2757	08/31/2016
3,000	$8.3314	09/01/2016
1,000	$8.35	09/02/2016
2,000	$8.4035	09/06/2016
1,200	$8.4706	09/07/2016
200	$8.48	09/08/2016
800	$8.4764	09/09/2016
5,200	$8.4533	09/12/2016
7,000	$8.4474	09/13/2016
5,000	$8.4618	09/14/2016
10,000	$8.3486	09/19/2016
5,200	$8.3636	09/20/2016
600	$8.4	09/21/2016
200	$8.465	09/22/2016
347	$8.48	09/23/2016
702	$8.4728	09/26/2016

EXHIBIT INDEX

1.	Joint Filing Agreement.

2.	Power of Attorney of S. Nicholas Walker.

3.	Power of Attorney of York Lion, L.P.

4.	Power of Attorney of York GP, Ltd.